UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2018

(Commission File No. 001- 13358)

Viña Concha y Toro S.A.

(Exact name of Registrant as specified in its charter)

Concha y Toro Winery Inc.

(Translation of registrant’s name into English)

CASILLA 213

NUEVA TAJAMAR 481

TORRE NORTE, PISO 15

SANTIAGO, CHILE

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐	No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

On November 15, 2018, Viña Concha y Toro S.A. (the “Company”) published a press release announcing the consolidated financial results, stated under IFRS, for the third quarter period ended September 30, 2018. The press release is attached hereto as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

VIÑA CONCHA Y TORO S.A.
(Registrant)

By:	/s/ Osvaldo Solar V.
Name:	Osvaldo Solar V.
Title:	Gerente de Administracion y Finanzas/ Administration and Finance Manager (Chief Financial Officer)

Date: November 15, 2018.

EXHIBIT INDEX

Exhibit	Description
99.1	Viña Concha y Toro’s press release and notice dated November 15, 2018.